Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

July 2, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1 Filed July 2, 2013 File No. 333-188477

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 24, 2013. Amendment No. 3 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on July 1, 2013.

General

1.	If material, please update your disclosure to reflect developments you have recently announced, including:

•
GrowOp’s opening of a new location in Seattle, Washington, as discussed in your press release issued May 2, 2013, and any attendant risks, to the extent this represents expansion into a new area where marijuana is legalized;

•	the completion of your purchase of 5 acres of greenhouse to be constructed in New Jersey, as discussed in your press release of May 6, 2013; and

•
your distribution deal with GroRite Garden Centers, as discussed in your press release issued May 8, 2013; your distribution deal with NB Plants, as discussed in your press release issued May 14, 2013; and your distribution deal with Palm Creek Produce, as discussed in your press release issued June 3, 2013.

Please also file all related agreements, to the extent material. Refer to Regulation S-K Item 601(b)(10).

Company response: Beginning on page 4, the Company has updated its disclosure in response to each item referenced in this comment.

2.
Refer to your 8-K filed May 23, 2013, where you indicate that you anticipate your retail distribution agreement with Edible Gardens will be “worth close to $500,000 in annual revenue,” and that your distribution agreement with NB Gardens will be worth “$2,000,000 in annual revenue.” We note further that you issued second quarter revenue guidance of $800,000 on May 15, 2013 and your CEO Derek Peterson discussed that guidance in an interview given to SmallCapVoice on May 16, 2013. Please provide your analysis of whether and how the timing and content of your release of this information complied with Section 5 of the Securities Act of 1933.

Company response: The Company believes the referenced Form 8-K and interview comply with Section 5 of the Securities Act of 1933, as amended, because neither the referenced Form 8-K nor the interview makes an offer or a sale of securities.

Section 5(a) prohibits sales of unregistered securities or deliveries for purposes of sale. Section 2(3) defines “sale” as including every contract of sale or disposition of a security for value.

Section 5(c) prohibits any person to “offer to sell” or “offer to buy” any security unless a registration statement has been filed. Section 2(3) defines “offers to sell” and “offers to buy” to include “every attempt to offer to dispose of, or solicitation of an offer to buy, a security or interest in a security for value.”

The Company has never made any offer or sale of a security through the referenced press release or interview, and never discussed with any person from the date of the dates of the referenced press release and interview, an offer or sale of securities.

Share Exchange Agreement with Edible Garden Corp., page 2

3.
We note your disclosure in the last paragraph on pages 2 and 43 that “the Edible Garden Shareholders . . . hold approximately 25.7% of the issued and outstanding shares of [your] common stock and approximately 43.3% of [your] voting power.” We note, however, that your current report on Form 8-K filed on May 6, 2013 discloses that the Edible Garden Shareholders held approximately 48.9% of the issued and outstanding shares of common stock and 53.7% of the voting power of the company. Please revise to reconcile as appropriate.

Company response: The Company confirms that disclosure the last paragraph on pages 2 and 43 that “the Edible Garden Shareholders hold approximately 25.7% of the issued and outstanding shares of [your] common stock and approximately 43.3% of [your] voting power,” is correct and the referenced disclosure in the referenced Form 8-K is incorrect. The Company will telephone the Staff to discuss filing an amendment of the reference Form 8-K to correct its disclosure therein.

The Offering – Common Stock Outstanding Before the Offering, page 5

4.
We note your disclosure here that there are 166,070,651 shares of common stock outstanding. We note, however, your disclosure on page 24 that as of May 7, 2013 there were 86,861,870 shares of common stock outstanding. Please provide us with your analysis as to how you calculated the number of outstanding shares of your common stock. As necessary, please make all applicable revisions to your disclosure, tables and footnotes and other relevant disclosure throughout your filing, including your Selling Security Holders Table.

Company response: On page 24, the Company stated that as of May 7, 2013, there were 86,861,870 shares of our common stock, 100 shares of our Series A Preferred Stock and 14,750,000 shares of our Series B Preferred Stock outstanding.  The Company calculated its disclosure of its issued and outstanding shares of common stock by adding the issued common stock and common stock issuable upon conversion of its Series A Preferred Stock, Series B Preferred Stock and warrants. The sum is changing in the Form S-1 because the number of warrants has been reduced and shares issuable upon conversion of issued debentures being registered is being included as follows:

Title of Security	Number of shares of common stock	When security is convertible into shares of common stock
Common Stock	86,038,520	N/A
Series A Preferred Stock (100 shares convertible into 100 shares of common stock)	100	Convertible at any time at the discretion of holder. No conversion price.
Series B Preferred Stock 14,750,000 shares (convertible into 79,418,802 shares of common stock)	79,418,802	Convertible at any time at the discretion of holder. No conversion price.
Warrants	6,711,733	Convertible at any time at the discretion of holder. Varying conversion prices.
Debentures: $500,000 x 1.06 = $530,000. Terra Tech close at $0.10 on July 1, 2013 and conversion at .62. $530,000 / $0.062 = 8,548,387 shares $500,000 x 1.06 = $530,000. Terra Tech close at $0.10 on July 1, 2013 and conversion at .62. $530,000 / $0.062 = 8,548,387 shares $75,000 x 1.06 = $79,500. Terra Tech close at $0.10 on July 1, 2013, and conversion at .62. $79,500 / $0.062 = 1,282,258 shares $200,000 x 1.06 = $212,000. Terra Tech close at $0.10 on July 1, 2013 and conversion at .62. $212,000 / $0.062 = 3,419,355 shares	21,798,387	Convertible at any time at the discretion of holder. Varying conversion prices.
TOTAL	193,967,542

Please see the updated disclosure made to pages 31, 24, 25 and 42.

Risk Factors, page 8

We may be required to incur significant costs…, page 13

5.
Please disclose that your disclosure controls and procedures were not effective as of your most recent quarterly period. Please also update your disclosure to reflect the material weaknesses in your internal control over financial reporting that management identified as of the date of its last assessment.

Company response: The Company has made the requested revisions to its disclosures on page 13.

Management’s Discussion and Analysis…, page 32

6.
Please provide all of the disclosures required by Regulation S-K Item 303. We note, for example, that you have omitted the liquidity and capital resources discussion required by Regulation S-K Item 303(a)(1) and (2).

Company response: The Company has added a liquidity and capital resources discussion to page 33.

Security Ownership of Certain Beneficial Owners and Management, page 42

7.	Please reconcile the number of outstanding shares in footnote (2) to your beneficial ownership table with your disclosure in the first paragraph on page 24.

Company response: The Company has made the requested disclosure to pages 24 and 42.

8.
It is not clear from your disclosure here and in certain of your Form 8-K filings what exact consideration was given and received by various parties in your acquisition of Edible Gardens. Please review and revise as appropriate, using the following several comments to guide you.

Company response: The Company acknowledges this comment.

9.
We note your disclosure on page 2 that Amy Almsteier sold 6,750,000 of her 12,500,000 shares of Series B Preferred Stock to the Edible Garden Shareholders on a pro rata basis. From that disclosure it would appear that Ms. Almsteier currently owns 5,750,000 shares of Series B Preferred Stock, which would be convertible into 30,959,872 shares of common stock. Please tell us how you calculated Ms. Almsteier ownership in footnote (3) to this table.

Company response: Ms. Almsteier currently owns 5,750,000 shares of Series B Preferred Stock, which would be convertible into 30,959,872. The Company has made the required correction to it typographical error to footnote (3) on page 43.

10.
In this regard, it appears from your Form 8-K filed May 6, 2013 that you redeemed shares of the company’s common stock from Ms. Almsteier, but it is not clear from that filing whether you redeemed 500,000 shares or 11,700,000 shares. Please revise to clarify.

Company response: Ms. Almsteier redeemed 500,000 shares of common stock, as disclosed in the referenced Form 8-K. Accordingly, the Company is making no revisions to its disclosure in the referenced Form 8-K or the Form S-1.

11.
We note your disclosure on page 2 that you issued 1,250,000 shares of common stock to the Edible Garden Shareholders and that Ms. Almsteier issued 6,750,000 shares of Series B Preferred Stock to them, for a total of 37,594,197 shares of common stock on a fully converted basis. Please reconcile with disclosure here that four of the Edible Garden Shareholders received in excess of 40,000,000 shares of your common stock on a fully converted basis.

Company response: On page 2, the Company has change the number “41,290,091” to “36,344,198.”

Financial Statements, page 45

Interim Financial Statements, page F-21

Note 15. Subsequent Events, page F-36

12.
We note your disclosures that you offered and sold 1,250,000 shares of common stock in exchange for all of the outstanding shares of Edible Garden Corporation on April 24, 2013. We further note that your majority shareholder separately offered and sold 6,750,000 of her 12,500,000 shares of Series B Preferred Stock to Edible Garden Corporation’s shareholders on April 24, 2013.

Please address the following comments:

•
Please explain to us if your majority shareholder received consideration, including the type of consideration received such as cash or shares, as part of the sale of the 6,750,000 shares of Series B preferred shares to Edible Garden Corporation’s shareholders.

•
Please provide to us your significance calculations pursuant to the requirements of Rule 8-04 (b)-(c) of Regulation S-X related to the Edible Garden Corporation acquisition in evaluating whether or not Edible Garden Corporation’s financial statements are required to be filed. Within your response, please explain to us how you considered your majority shareholder’s sale of the Series B preferred stock to Edible Garden Corporation’s shareholders within your significance calculations.

Company response: The majority shareholder, Amy Almsteier, received cash of $100 as consideration for the sale of the 6,750,000 shares of Series B Preferred Stock to the Edible Garden Corporation shareholders. The Company believes that financial statements are required to be filed and will do so within the 71 calendar days after the date of the initial report on Form 8-K.

Signatures, page II-6

13.
Please parenthetically note who is signing in their capacity as your principal financial officer and principal accounting officer or controller in the signature blocks following the second paragraph on page II-7.

Company response: The Company has made the requested disclosure on page II-7.

Exhibit 5.1 – Legality Opinion

14.
We understand from your prospectus disclosure that a majority of the shares referred to in clause (ii) of the third paragraph of the opinion underlie the convertible debentures and have not been issued. Please revise your disclosure or have the opinion revised as appropriate.

Company response: The legal opinion has been revised as requested by this comment. Please see Exhibit 5.1.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo